(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: 12/31/2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

WACHOVIA CORPORATION

Name of Plan:

AMENDED AND RESTATED WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN (THE “PLAN”)

Address of Principal Executive Office:

301 SOUTH COLLEGE STREET

City, State and Zip Code:

CHARLOTTE, NORTH CAROLINA 28288

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to unforeseen circumstances beyond the control of the Registrant or the Plan, the annual audit of the Plan and the financial statements required to be included in the Form 11-K for the fiscal year ended December 31, 2005 for the Plan cannot be completed in a timely manner, which cannot be overcome without unreasonable effort and expense. The Plan underwent a change in its independent registered public accountant in 2006. The transition from the Plan’s former independent registered public accountant to the new independent registered public accountant created unanticipated delays in the preparation of the Plan audit for 2005 and the Plan’s 2005 financial statements. The Registrant and the Plan intend to file the subject Form 11-K on or before the fifteenth calendar day following the prescribed due date for the Form 11-K. See the attached Exhibit for additional information.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David M. Julian	704-374-6565

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WACHOVIA CORPORATION

(Name of Registrant as Specified in Charter)

on behalf of

AMENDED AND RESTATED WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	By:	/s/ DAVID M. JULIAN
David M. Julian, Executive Vice President and Principal Accounting Officer, Wachovia Corporation

EXHIBIT

STATEMENT OF INDEPENDENT AUDITOR FOR THE PLAN

PURSUANT TO RULE 12b-25(c)

June 29, 2006

Amended and Restated Westcorp Employee Stock Ownership and

Salary Savings Plan

c/o Wachovia Corporation

301 South College Street

Charlotte, NC 28288

Attn: David M. Julian, Executive Vice President and Principal Accounting Officer

Dear Mr. Julian:

The late date of the change in independent registered accounting firms and therefore the timing of our procedures have resulted in unanticipated administrative delays in the collection and compilation of certain information regarding the Amended and Restated Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”). Our audit of the financial statements for the Plan for the year ended December 31, 2005, will not be completed on or before June 29, 2006. We are aware that our audit report on the Plan’s financial statements is needed for inclusion in the Plan’s Form 11-K for the year ended December 31, 2005 and we expect to complete our audit upon receipt of the requested information, on or before the fifteenth calendar day following the prescribed due date of June 29, 2006 to enable the Form 11-K to be filed in accordance with Rule 12b-25.

Sincerely,

/s/ Hancock Askew & Co. LLP